UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41677

CytoMed Therapeutics Limited

(Exact name of registrant as specified in its charter)

1 Commonwealth Lane

#08-22

Singapore 149544

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 20, 2024, CytoMed Therapeutics Limited (the “Company”) issued a press release announcing that the first patient has been dosed in the Company’s first-in-human Phase I dose-escalation clinical trial (NCT05302037) (“ANGELICA Trial”).

The ANGELICA Trial evaluates allogeneic NKG2DL-targeting chimeric antigen receptor-grafted (CAR) gamma delta T cells (CTM-N2D) in patients with advanced solid tumours or haematological malignancies. Refer to Form 6K announcement on October 7, 2024.

A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Press Release dated November 20, 2024 titled: Update on Clinical Milestone - CytoMed Therapeutics Announces First Patient Dosed in its First-in-Human Phase I Clinical Trial of Allogeneic CAR-Gamma Delta T Cell Therapy in Patients with Advanced Solid Tumours or Haematological Malignancies

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CytoMed Therapeutics Limited

Date: November 20, 2024	By:	/s/ CHOO Chee Kong
CHOO Chee Kong Director and Chairman